UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BioNexus Gene Lab Corp.
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

090628207

(CUSIP Number)

Su-Leng (Sam) Tan Lee

Unit 02, Level 10 Tower B, Avenue 3, The Vertical

Business Suite II Bangsar South No. 8 Jalan Kerinchi

Kuala Lumpur, Malaysia 59200

+1 307 241 6898

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090628207

1	Names of Reporting Persons Soo Kow Lai
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: Private
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Malaysia

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,250,001
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,250,001
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,001
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.025% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on 17,792,663 shares of common stock issued and outstanding as of November 24, 2023.

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CUSIP No. 090628207

1	Names of Reporting Persons Chan Chong Wong
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: Private
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Malaysia

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,031,427
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,031,427
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,427
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.797% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on 17,792,663shares of common stock issued and outstanding as of November 24, 2023.

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CUSIP No. 090628207

1	Names of Reporting Persons Liong Tai Tan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: Private
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Malaysia

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,041,706
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,041,706
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,041,706
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.855% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on 17,792,663 shares of common stock issued and outstanding as of November 24, 2023.

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CUSIP No. 090628207

1	Names of Reporting Persons Too Kam Tham
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: Private
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Malaysia

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,017,539 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,017,539 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,539 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.719% (2)
14	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 875,872 shares held in record name and 141,667 shares held in street name.
(2)	Based on 17,792,663 shares of common stock issued and outstanding as of November 24, 2023.

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CUSIP No. 090628207

1	Names of Reporting Persons Kim Hai Wong
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: Private
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Malaysia

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,050,539 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,050,539 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,539 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.904% (2)
14	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 908,872 shares held in record name and 141,667 shares held in street name.
(2)	Based on 17,792,663 shares of common stock issued and outstanding as of November 24, 2023.

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SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of BioNexus Gene Lab Corp., a Wyoming corporation (the “Issuer”). The principal executive offices of the Issuer are located at Unit 02, Level 10 Tower B, Avenue 3, The Vertical, Business Suite II Bangsar South No. 8 Jalan Kerinchi, Kuala Lumpur, Malaysia 59200.

Item 2. Identity and Background

(a)	This Schedule is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Soo Kow Lai

2.	Chan Chong Wong

3.	Liong Tai Tan

4.	Too Kam Tham

5.	Kim Hai Wong

(b)	The principal business address of each of the Reporting Persons are as follows:

1.	Soo Kow Lai	Unit 10-02, Level 10, Tower B, Vertical Business Suite 2 Avenue 3, 8, Jalan Kerinchi 59200 Kuala Lumpur Kuala Lumpur
2.	Chan Chong Wong	Unit 10-02, Level 10, Tower B, Vertical Business Suite 2 Avenue 3, 8, Jalan Kerinchi 59200 Kuala Lumpur Kuala Lumpur
3.	Liong Tai Tan	No.4, Jalan CJ 1/6 Kawasan Perusahaan 43200 Majlis Perbandaran Kajang Selangor
4.	Too Kam Tham	No.4, Jalan CJ 1/6 Kawasan Perusahaan 43200 Majlis Perbandaran Kajang Selangor
5.	Kim Hai Wong	No.4, Jalan CJ 1/6 Kawasan Perusahaan 43200 Majlis Perbandaran Kajang Selangor

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(c)

The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons are as follows:

	Name	Occupation	Business Name	Principal Business	Business Address
1.	Soo Kow Lai	Director	MRNA Scientific Sdn Bhd	Liquid Biopsy & Pathology	Unit 10-02, Level 10, Tower B, Vertical Business Suite 2 Avenue 3, 8, Jalan Kerinchi 59200 Kuala Lumpur Kuala Lumpur
2.	Chan Chong Wong	Director	MRNA Scientific Sdn Bhd	Liquid Biopsy & Pathology	Unit 10-02, Level 10, Tower B, Vertical Business Suite 2 Avenue 3, 8, Jalan Kerinchi 59200 Kuala Lumpur Kuala Lumpur
3.	Liong Tai Tan	Director	Chemrex Sdn Bhd	Chemical Production & Trading	No.4, Jalan CJ 1/6 Kawasan Perusahaan 43200 Majlis Perbandaran Kajang Selangor
4.	Too Kam Tham	Director	Chemrex Sdn Bhd	Chemical Production & Trading	No.4, Jalan CJ 1/6 Kawasan Perusahaan 43200 Majlis Perbandaran Kajang Selangor
5.	Kim Hai Wong	Director	Chemrex Sdn Bhd	Chemical Production & Trading	No.4, Jalan CJ 1/6 Kawasan Perusahaan 43200 Majlis Perbandaran Kajang Selangor

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is as follows:

	Name	Citizenship
1.	Soo Kow Lai	Malaysia
2.	Chan Chong Wong	Malaysia
3.	Liong Tai Tan	Malaysia
4.	Too Kam Tham	Malaysia
5.	Kim Hai Wong	Malaysia

Item 3. Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons obtained their shares of Common Stock through Personal Finance.

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Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

On December 11, 2023, a majority of shareholders including the Reporting Persons executed a Written Consent to Action Without Meeting of the Shareholders (the “Written Consent”) removing the certain Board members and appointing three new board members of the shareholders’ choosing.

Item 5. Interest in the Securities of the Issuer

(a, b) The information set forth on the cover pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons are incorporated by reference into this Item 5. Each of the Reporting Persons has the sole power to vote or dispose of their respective shares listed on the cover page of this Schedule 13D.

(c) The Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, by and between the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024	By:	/s/ Soo Kow Lai
	Name:	Soo Kow Lai

Dated: January 12, 2024	By:	/s/ Chan Chong Wong
	Name:	Chan Chong Wong

Dated: January 12, 2024	By:	/s/ Liong Tai Tan
	Name:	Liong Tai Tan

Dated: January 12, 2024	By:	/s/ Too Kam Tham
	Name:	Too Kam Tham

Dated: January 12, 2024	By:	/s/ Kim Hai Wong
	Name:	Kim Hai Wong

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